

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2021

Brian Kabot
Chief Executive Officer
Stable Road Acquisition Corp.
1345 Abbot Kinney Blvd.
Venice, CA 90291

Re: Stable Road Acquisition Corp.
      Preliminary Proxy Statement on Schedule 14A
      File No. 001-39128
      Filed March 25, 2021

Dear Mr. Kabot:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing

cc: Bradley Reed